UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2013

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 001-34190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANK PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME BANCORP, INC.

503 Kaliste Saloom Road

Lafayette, Louisiana 70508

FORM 11-K – HOME BANK PROFIT SHARING 401(k) PLAN

i

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Home Bank Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hannis T. Bourgeois LLP

Baton Rouge, Louisiana

June 27, 2014

HOME BANK PROFIT SHARING 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Investments, at fair value	$12,550,946	$10,912,170

Receivables:
Employer contributions	15,422	5,469
Participant contributions	24,153	—
Notes receivable from participants	96,707	80,296

Total receivables	136,282	85,765

Net assets available for benefits, at fair value	12,687,228	10,997,935

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(40,325)

Net assets available for benefits	$12,687,228	$10,957,610

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions:
Contributions:
Employer	$335,658
Participants	704,290
Rollover	130,868

Total contributions	1,170,816

Interest income on notes receivable from participants	5,400
Dividends on registered investment company shares	62,749
Net appreciation in fair value of investments	1,274,961

Total additions	2,513,926

Deductions:
Benefits paid to participants	772,972
Administrative expenses	11,336

Total deductions	784,308

Net increase in net assets available for benefits	1,729,618

Net assets available for benefits:
Beginning of year	10,957,610

End of year	$12,687,228

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(k) PLAN

Notes to Financial Statements

1. Plan Description

General

The following description of the Home Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees who are at least 21 years old and who have six months of service with Home Bank (the “Bank”), the sponsor of the Plan and wholly-owned subsidiary of Home Bancorp, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 75% of their compensation, as defined in the Plan document, subject to certain limitations. The Bank may make a discretionary matching and/or profit sharing contribution as determined each year. For the years ended December 31, 2013 and 2012, the Bank made matching contributions equal to participant deferrals not to exceed 4% of participant compensation. No profit sharing contributions were made for the years ended December 31, 2013 and 2012. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
1 year	—%
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

On the occurrence of death, disability, retirement or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Payment of Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate employment or because of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. In accordance with the Plan provisions, hardship withdrawals and certain in-service distributions may be made by the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions and allocations of the Plan’s investment income or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

At December 31, 2013 and 2012, the Plan had forfeited nonvested accounts of $15,833 and $55,032, respectively. In 2013 and 2012, employer contributions were reduced by $86,728 and $1,576, respectively, from forfeited nonvested accounts. These accounts will be used to reduce future employer contributions.

Notes Receivable from Participants

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years, but may extend up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account. The outstanding loan balances carried an interest rate of 7.00% for both 2013 and 2012. Principal and interest are paid ratably through semi-monthly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees may direct contributions to various investment options, including a common collective trust fund, mutual funds, pooled separate accounts and a common stock fund for Home Bancorp, Inc. The Home Bancorp Stock Funds hold common stock of Home Bancorp, Inc. and uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Home Bancorp, Inc. common stock. Participants have the ability to change investment elections and transfer funds among the various fund options on a daily basis.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting and all assets of the Plan are participant directed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair value. Home Bancorp, Inc. common stock is valued using quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the common/collective trust is valued based on the daily net asset value of the fund as determined by the issuer of the fund.

As described in Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2013, the Plan invests in a fully benefit-responsive investment contract through a group annuity contract. As required by the ASC 946, the statements of net assets available for benefits present the fair value of the investment in the fully-benefit responsive investment contract as well as the adjustment of the investment in the fully-benefit responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

As of December 31, 2013, The Plan invests in a guaranteed investment contract with Principal Life Insurance Company, a guaranteed general-asset backed group annuity contract. The Plan reflected the investment contract at fair value as of December 31, 2013 in the accompanying statement of net assets available for benefits, which approximates its contract value. For the year ended December 31, 2013, the average yield of the Principal Fixed Income Guaranteed Option Contract was 2.10% based on actual earnings and 2.10% based on interest rates credited to participants.

As of December 31, 2012, the Plan invests in a guaranteed investment contract with New York Life Insurance Company, a common collective trust. The Plan reflected this investment contract at fair value and recognized an adjustment from fair value to contract value of $(40,325) as of December 31, 2012 in the accompanying statement of net assets available for benefits. For the year ended December 31, 2012, the average yield of the Federated Capital Preservation Fund was 1.16% based on actual earnings and 2.28% based on interest rates credited to participants.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participant funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. Other administrative expenses of the Plan were paid by the Bank for 2013 and 2012.

Payment of Benefits

Benefits are recorded when paid.

3. Fair Value Measurements

The ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets as well as inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the assets.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2013 and 2012.

Registered investment companies: The fair values of these securities are based on quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

Pooled separate accounts: These accounts are valued daily based on the net asset value of the underlying investments and the account charges.

Common/collective trust: The fair value of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments.

Affiliated stock: The Home Bancorp Inc. Stock Fund is an account comprised of common stock of Home Bancorp, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Guaranteed investment contract: The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of the date indicated:

		Fair Value Measurements Using:
	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Bond funds	$1,045,100	$1,045,100	$—	$—
Equity funds	985,934	985,934	—	—
Growth funds	925,906	925,906	—	—
Mixed asset funds	716,642	716,642	—	—
Common/collective trusts	324,740	—	324,740	—
Pooled separate accounts
Large U.S. Equity	1,843,516	—	1,843,516	—
Small/Mid U.S. Equity	775,842	—	775,842	—
Affiliated stock	4,994,754	4,994,754	—	—
Guaranteed investment contract	938,512	—	—	938,512

Total	$12,550,946	$8,668,336	$2,944,098	$938,512

		Fair Value Measurements Using:
	Fair Value at December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies:
Bond funds	$1,065,989	$1,065,989	$—	$—
Equity funds	2,598,505	2,598,505	—	—
Growth funds	550,911	550,911	—	—
Mixed asset funds	683,294	683,294	—	—
Common/collective trusts	855,840	—	855,840	—
Affiliated stock	4,997,655	4,997,655	—	—
Guaranteed investment contract	159,976	—	159,976	—

Total	$10,912,170	$9,896,354	$1,015,816	$—

The following table reconciles the beginning and ending values of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

Guaranteed Investment Contract
Balance at December 31, 2012	$—
Interest credited	5,120
Purchases	1,968,479
Sales	(1,035,087)

Balance at December 31, 2013	$938,512

4. Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2013 and 2012:

	December 31,
	2013	2012
Home Bancorp, Inc. Stock Fund (1)	$4,994,754	$4,997,655
Principal Fixed Income Guaranteed Option (1)	938,512	*
BlackRock Global Allocation Fund A	716,642	683,294
American Funds Europathic Growth R3 Fund	925,906	*
Principal Equity Income Separate Account R4 (1)	780,778	*
Principal Large Cap Growth Separate Account R4 (1)	899,992	*
Principal Mid Cap S&P 400 Index I Separate Account R4 (1)	725,538	*
Federated Capital Preservation Fund	*	821,358

(1)	Represents a party-in-interest to the Plan.
*	Investment did not represent 5% or more of net assets for the respective year.

During 2013, the Plan’s investments (including gains and losses on investments bought, sold, transferred in and held during the year) appreciated in value by a net $1,274,961 as follows:

Year Ended December 31, 2013
Common/collective trusts	$23,976
Registered investment companies	746,387
Affiliated stock	159,911
Pooled separate accounts	301,841
Guaranteed investment contract	42,846

Total	$1,274,961

5. Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust, pooled separate accounts, a guaranteed investment contract and common stock of Home Bancorp, Inc. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such change could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for benefits for future periods.

6. Related Party and Party-in-Interest Transactions

The Plan invests in Home Bancorp, Inc. common stock, the parent company of the plan sponsor; these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services are paid to the trustee, and other fees related to the Plan’s operations are paid by the plan sponsor.

Certain Plan investments are held in pooled separate accounts, common/collective trust and a guaranteed investment contract managed by Principal Life Insurance Company. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

7. Tax Status

The Internal Revenue Service has determined and informed the Bank by a determination letter dated February 8, 2011, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believe that the Plan, as amended, is qualified and tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

9. Subsequent Events

The Plan evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the financial statements were issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments under generally accepted accounting principles.

SUPPLEMENTAL SCHEDULE

HOME BANK PROFIT SHARING 401(k) PLAN

EIN: 72-0214660 PN: 002

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

	Identity of Issuer	Description of Investment	December 31, 2013
	American Funds Service Co	American Funds Europacific Growth R3 FD	$925,906
	American Century Inv Mgmt	American Century Government Bond R Fund	539,233
	BlackRock	BlackRock Global Allocation Fund A	716,642
	Delaware Investments	Delaware Small Cap Value A Fund	311,455
	Eaton Vance	Eaton Vance Atlanta Cap SMID Cap A Fund	50,369
*	Home Bancorp, Inc.	Home Bancorp, Inc. Stock Fund	4,994,754
	Janus International Holding	Janus Triton S Fund	294,312
	PIMCO Funds	PIMCO Total Return R Fund	505,867
*	Principal Life Insurance Company	Principal Equity Income Separate Account R4	780,778
*	Principal Life Insurance Company	Principal Fixed Inc Guaranteed Option	938,512
*	Principal Life Insurance Company	Principal Large Cap Growth I Separate Account R4	899,992
*	Principal Global Investors	Principal Large Cap S&P 500 Index Separate Account R4	162,746
*	Principal Global Investors	Principal Mid Cap S&P 400 Index Separate Account R4	725,538
*	Principal Global Investors	Principal Small Cap S&P 600 Index Separate Account R4	50,304
*	Principal Trust Company	Principal Trust Target 2020 Fund R4	62,469
*	Principal Trust Company	Principal Trust Target 2025 Fund R4	2,883
*	Principal Trust Company	Principal Trust Target 2030 Fund R4	177,161
*	Principal Trust Company	Principal Trust Target 2035 Fund R4	19,891
*	Principal Trust Company	Principal Trust Target 2040 Fund R4	4,292
*	Principal Trust Company	Principal Trust Target 2045 Fund R4	42,042
*	Principal Trust Company	Principal Trust Target 2050 Fund R4	16,002
	Ridgeworth Funds	Ridgeworth Mid Cap Value Equity A Fund	14,607
	Virtus	Virtus Alpha Sec Rotat A Fund	315,191

			12,550,946
	Participant’s loan accounts	Various rates and maturities	96,707

	Total investments		$12,647,653

Cost information has not been included above because all included investments are participant directed.

*Indicates party-in-interest to the Plan.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANK PROFIT SHARING 401(k) PLAN

Date: June 27, 2014	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer of Home Bank, the Plan Administrator